

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2011

Rosa Habeila Feliz Ruiz, President
Santo Pita Corporation
Plaza Tania, Romulo Betancourt No. 289 Local 306
Bella Vista, Santo Domingo, Dominican Republic

> **Re:** **Santo Pita Corporation**
> **Amendment No. 2 of Registration Statement on Form S-1**
> **File No. 333-169503**
> **Filed on January 21, 2011**

Dear Ms. Feliz Ruiz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment four of our letter dated October 18, 2010, and we reissue it. In the adopting release for Rule 419, the Commission said it would "scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Blank Check Offerings, Securities Act Release No. 6932 (Apr. 13, 1992). In light of Natasha Lysiak's prior involvement with Costa Rica Paradise, Inc., please provide a more thorough analysis of why you believe this offering is not subject to Rule 419. Please advise whether Ms. Lysiak or Ms. Feliz Ruiz became involved with or purchased shares in Santo Pita subject to a plan, agreement, or understanding that they would solicit, participate in, or facilitate the sale of the company to (or a business combination with) a third party looking to obtain or become a public reporting entity.

2.   We note your response to comment three from our letter dated October 18, 2010. Please delete the reference on page 47 to being profitable within 12 months or revise to provide a basis for the statement.

Prospectus Summary, page 6

3.   We note your response to comment five our letter dated October 18, 2010, and reissue it in part. Please revise to provide a thorough discussion of the status of your operations and the steps you need to perform for commercialization. For example, please address:

*   Who are the purchasers of your dental kits and whether they need to have or hire persons with dental service experience or certifications. If no special experience or certification is required, please revise to clarify.

*   Any additional items necessary for the kiosks to be operational. On page 47, you refer to the Beaming White kits as an "entire system," but it appears the kiosks need additional items such as an electricity source, seating, and other items.

*   Your need to hire a marketing firm and what duties would such a firm provide. You should revise your summary, business, and plan of operations sections accordingly.

*   How you will obtain dental information for your web portal from dental institutes and associations, the specific sources, and whether any of the information is in the public domain or is copyrighted material.

*   Who will provide the software development, sourcing, and distribution of your

webcams.

4.   We note your response to comments six and 10 of our letter dated October 18, 2010, and we reissue it in part. Please revise here and throughout to clarify what parts of your business and web portal will be operational or functional within the next 12 months and who will operate and maintain the website beyond the developmental stage. Also, please revise your summary to clarify the funds needed and the sources of such funds to implement your business plan.

Risk Factors, page 8

5.   We note that in risk factor six you indicate that an initial marketing campaign would cost between $5,000 to $10,000, "which we will use from the proceeds of our offering." We note that your registration statement is a resale offering on behalf of your selling shareholders. Please revise or advise. Additionally, please briefly distinguish between hiring a marketing firm and your entire initial marketing campaign, and clarify where appropriate how you will raise required funds.

6.   We note your response to comment seven of our letter dated October 18, 2010, and we reissue it. We are unable to find any revisions in this section that discusses your needs for additional capital.

7.   We note your response to comment eight of our letter dated October 18, 2010, and the statement that Ms. Feliz Ruiz "will be able to monitor the controls she will have created and will be accurate in assembling and providing information to investor." Please revise to address the extent to which Executive Consulting Services and Natasha Lysiak will take part in the preparation and filing of the reports.

Description of Business, page 20

8.   We note your responses to comments 10 and 15 of our letter dated October 18, 2010. Your revisions on pages 20 and 21 do not sufficiently clarify what activities you have already performed and what activities you anticipate you will need to perform in the near term to commence commercial operations. As a non-exclusive example, on page 27 you describe the selling of USB cameras to patients, but do not indicate what sort of timeframe is involved. In addition to your prospective products and operations, you should also clearly indicate what marketing efforts will be performed within the next 12 months.

9.   We note your response to comment 11 of our letter dated October 18, 2010, and we reissue it in part. Please revise to clarify on page 20 whether you have only purchased a single Beaming White whitening kit. Also, please revise to clarify whether this kit is privately labeled with the DRDIENESBLANCOS brand or whether you have an

agreement or order with Beaming White to provide such private labeling. It appears based on Beaming White's website that the company will provide private labeling only for large quantities.

10.   We note your response to comment 12 of our letter dated October 18, 2010, and reissue it in part. Your revised disclosure on page 20 indicates that "[c]ompetition is encouraged as it just allows us to validate the market demand for teeth whitening." Please revise to balance this disclosure and indicate possible negative consequences of competition. For example, it appears that there are low barriers to entry and competitors could reduce the number of outlets available for the Company to provide teeth whitening services.

11.   We note your response to comment 14 of our letter dated October 18, 2010, and we reissue it. We note that Exhibit 10.3, your letter agreement with your website developer Deutron Technologies (P) Ltd. does not describe any of the functions listed in the first paragraph of page 20 concerning your video to video consultations and patient monitoring software. Please revise to clarify what features of your web portal you anticipate will be functional at the end of the second quarter of 2011 and when, or if, the features listed on pages 20, 26 and 27 will be functional. Please also clarify whether your agreement with Deutron includes these features.

12.   On pages 21 and 25, you indicate that your teeth whitening business will be to sell Beaming White kits or kiosks to sales, spas, dentists, mall kiosks, hotels, and gyms, but later on page 25 you indicate you will hire dental students to operate the machines. Please revise to clarify your business, as it is unclear whether you will be a distributor of Beaming White products or if you intend to operate Company-owned or customer-owned whitening kits. Further, on page six you indicate that franchises will be sold. Please revise to clarify how you will achieve this and whether this would conflict with any agreement or terms of use with Beaming White.

Management Discussion and Analysis, page 45

Plan of Operation, page 45

13.   We note your response to comment 20 of our letter dated October 18, 2010, and we reissue it. Your business plan does not describe much of the activities that underlie the expenditures in your table on page 49. Please revise to reconcile.

14.   We note your response to comment 22 of our letter dated October 18, 2010, and we reissue it. As noted in comment 11 above, your description of your website portal in your registration statement does not appear to be consistent with the terms of your agreement with your web portal developer Deutron Technologies (P) Ltd. For example, you indicate your belief that it will cost $7,000 to develop your website, but you disclose you already spent $7,500; your Deutron contract requires additional fees for certain items;

you disclose on page 49 that you will spend $10,000 in beta testing; and you will need $35,000 in product testing and servicing costs.

Liquidity and Capital Resources, page 48

15.   We note your response to comment 23 of our letter dated October 18, 2010, and we reissue it in part. Your liquidity discussion should clarify your position assuming you raise less than $290,000 of new funding, which you indicate is needed to implement your business plan. Your revised disclosure should address funds needed for, for example, legal and accounting, ECS, and so forth.

Directors and Executive Officers, page 49

16.   We note your response to comment 26 of our letter dated October 18, 2010, and we reissue in part. Please revise in this section, in addition to the risk factor disclosure on page nine, to clarify, if true, that Ms. Feliz Ruiz will devote approximately 15 to 30 hours to the company. Also, please revise to clarify what you mean by "her contribution to the company may be interrupted by her outside business activities." It is unclear, for example, whether "outside business activities" includes the demands of her studies in dental school.

17.   We note your response to comment 27 of our letter dated October 18, 2010, and reissue the comment. We are unable to locate any revisions that discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Feliz Ruiz should serve as a director for the registrant, as required by Item 401(e) of Regulation S-K.

Transactions with Related Persons, Promoters and Certain Control Persons, page 56

18.   We note your response to comment 29 of our letter dated October 18, 2010, and we reissue it in part. Your revised disclosure on page 54 indicates that Ms. Feliz Ruiz is your only promoter. However, your disclosure on page 56 indicates that Ms. Feliz Ruiz only obtained her shares of common stock on July 30, 2010, over one year from when Santo Pita Corporation was incorporated on July 8, 2009. With a view to disclosure, advise us who founded Santo Pita and owned the initial shares of common stock.

Recent Sales of Unregistered Securities, page 59

19.   We note your response to comment 30 of our letter dated October 18, 2010. Please revise to provide the facts relied upon to make the exemption under Regulation S available for your recent sales of unregistered common stock. For example, it is unclear what facts you relied on under Rule 903 of Regulation S.

You may contact Raj Rajan at (202) 551-3394 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Gregg Jaclin, Esq.
       Fax: (732) 577-1188